February 28, 2014

Michelle Roberts

Senior Counsel

Office of Insured Investments

Division of Investment Management

United States Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Guardian Separate Account R Response to Comments on Initial Registration on Form N-4 File Nos. 333-193627 & 811-21438 The Guardian Investor ProFreedom Variable Annuity (C Share)

Dear Ms. Roberts:

This letter contains our responses to the Staff comments regarding the above-referenced filing received via telephone on February 14, 2013.

For the responses that follow, page references reflect the page number in the ProFreedom Variable Annuity (C Share) Prospectus where our response will be implemented. Please refer to the courtesy copy of said Prospectus provided to you upon filing of the Registration Statement on N-4 File Number 333- 193627.

1.	Page 7 — delete “and minimum net (0.67%)”

RESPONSE: We have made the revision.

2.	Pages 33 and 52 — Table uses term “Contract Value” and footnote uses term “accumulation value”. Make the term used consistent.

RESPONSE: The column header in the table has been revised and uses “Accumulation Value” to be consistent with the footnote.

3.	Page 34 — Last sentence of the second to last paragraph, insert “If” at the beginning of the sentence.

RESPONSE: We have made the revision.

4.	Page 40 — Confirm to the Staff that the labeling of the options is correct and that there should not be options F-4 or F-5.

RESPONSE: The labeling of the options is correct. Options F-4 and F-5 are not available under this product.

5.	Page 49 — Confirm whether the use of “on” is correct or if it should be “in” for the sentence “DIA transfers are maintained on GIAC’s general account. “

RESPONSE: The sentence has been revised to read: “DIA transfers are maintained in GIAC’s general account. “

Once we have agreed on the resolution of these issues, we will file a Pre-Effective Amendment, which will include any remaining exhibits, financial statements, consents and acknowledgments, and a request for acceleration.

Please contact the undersigned at (212) 598-8714 with any comments or questions concerning our responses to the staff comments. Thank you for your attention to this matter.

Very truly yours,

Patrick D. Ivkovich

Counsel

The Guardian Life Insurance Company of America

New York City, NY 10004

Phone: 212-598-8714

E-mail: patrick_ivkovich@glic.com

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